Seward & Kissel LLP
                               901 K Street, N.W.
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                  October 4, 2013

VIA EDGAR
----------

Mr. Jeff Foor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     AllianceBernstein Growth and Income Fund, Inc.
                 Post-Effective Amendment No. 121
                 File Nos. 2-11023 and 811-00126

Dear Mr. Foor:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Growth and Income Fund (the "Fund"), as provided orally to Joanne A. Skerrett of this office on October 2, 2013 in response to our Comment and Response Letter filed with the SEC on October 1, 2013. We note that this filing was made under Rule 485(a) of the Securities Act of 1933 solely to add Class Z shares to the Fund. The Staff's comments provided on October 2 and our responses are as follows.

Prospectus
----------

Comment 1:        Examples: Please remove the fee waiver language in the
                  preamble to the Examples if there is no fee waiver in effect for the Fund.

Response:         The fee waiver language has been removed.

Comment 2:        Additional Information About The Fund's Risks and Investments:
                  Regarding credit default swap agreements ("CDS"), if the Fund intends to write CDS, please provide disclosure that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:         Should the Fund act as a seller in such transactions, the Fund will cover the full notional value of CDS.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                  Sincerely,

                                                  /s/ Joanne A. Skerrett
                                                  ----------------------
                                                  Joanne A. Skerrett


cc:      Emilie D. Wrapp, Esq.
         Eric Freed, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.